Colfax Corporation
8730 Stony Point Parkway
Suite 150
Richmond, VA  23235
USA
Tel:  (804) 560-4070
Fax:  (804) 560-4076
www.colfaxcorp.com

August 11, 2010

Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Colfax Corporation Form 10-K for the fiscal year ended December 31, 2009 Filed February 25, 2010 File No. 001-34045

Dear Mr. Cascio:

Colfax Corporation (the “Company”) received the staff’s letter dated July 30, 2010, which provided comments on the above-referenced document and our correspondence dated July 7, 2010.  References to the Company in the response refer to Colfax Corporation and its consolidated subsidiaries.  This response letter has been filed on EDGAR.

In connection with responding to the staff’s comments, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience the staff’s comment is set forth below and is followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2009

Item 8. Financial Statements

Note 18. Commitments and Contingencies, page 74

1.
We refer to your response to prior comment 3.  With respect to the significant increase in the asbestos liability recorded in the third quarter of 2009, in future filings, please clarify that the analysis performed in that quarter indicated that a statistically significant increase in the number of mesothelioma claims filings had occurred and was expected to continue, as described in your response.

Response
In future filings, the Company will clarify that the analysis performed in the third quarter indicated that a statistically significant increase in the number of mesothelima claims filings had occurred and was expected to continue.

If you have any questions or require further information, please call me at (804) 327-5668 or fax me at (804) 560-4076.

Sincerely,

/s/ G. SCOTT FAISON
G. Scott Faison
Senior Vice President, Finance and Chief Financial Officer